DCN 20016203

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44179

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2019 AND ENDING 09/30/2020
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investments For You, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1040 N. Maple Street
(No. and Street)

Marysville, OH 43040
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Max C. Bingman, President 937-644-1661
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HHH CPA Group
(Name – *if individual, state last, first, middle name*)

1250 Old Henderson Road	Columbus	OH	43220
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Max C. Bingman, President, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investments For You, Inc., as of September 30, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

[Notarial seal: NOTARIAL SEAL, STATE OF OHIO]

CHRISTA L. WILLIAMS
Notary Public, State of Ohio
My Commission Expires 11-20-23

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVESTMENTS FOR YOU, INC.
=========================

CONTENTS

Supplemental Information

Exemption Report Disclosures

Nick DiBartolomeo, CPA
Brian Schneider, CPA

HHH
CPA GROUP

Rick Dumas, CPA
James Peters, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Investments For You, Inc.
Marysville, Ohio

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Investments For You, Inc. as of September 30, 2020 and 2019, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Investments For You, Inc. as of September 30, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Investments For You, Inc.'s management. Our responsibility is to express an opinion on Investments For You, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Investments For You, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

1250 Old Henderson Road, Columbus, OH 43220 | Phone: (614) 451-4644 | Fax: (614) 451-3818 | www.hhhcpagroup.com

Supplemental Information

The schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Computation and Reconciliation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, and Computation of Reserve Requirement Under Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Investments For You, Inc.'s financial statements. The supplemental information is the responsibility of Investments For You, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Computation and Reconciliation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, and Computation of Reserve Requirement Under Rule 15c3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

HHH CPA Group, LLC

HHH CPA Group, LLC

We have served as Investments For You, Inc.'s auditor since 2018.

Columbus, Ohio
November 18, 2020

INVESTMENTS FOR YOU, INC.

STATEMENTS OF

FINANCIAL CONDITION

As of September 30, 2020 and 2019

ASSETS

	2020	2019
Current Assets		
Cash	$ 123,630.07	$ 64,141.12
Commissions Receivable	94,744.59	81,105.57
Prepaid Regulatory Fees	1,464.06	1,550.31
Prepaid Expenses	5,159.19	7,067.57
Total Current Assets	$ 224,997.91	$ 153,864.57
Fixed Assets		
Furniture, Fixtures & Equipment	2,325.19	2,325.19
Less: Accumulated Depreciation	(2,325.19)	(2,325.19)
Total Fixed Assets	$ -	$ -
TOTAL ASSETS	$ 224,997.91	$ 153,864.57

LIABILITIES AND STOCKHOLDER'S EQUITY

	2020	2019
Current Liabilities		
Accounts Payable	$ 1,309.86	$ -
Management Fee Payable	$ 1,201.16	$ 5,224.56
Commissions Payable to Related Parties	$ 104,209.91	$ 52,089.78
Commissions Payable, Sales representatives, net	$ 74,580.17	$ 65,301.59
Accrued Corporate Income Taxes	$ 102.00	$ 1,224.00
Total Current Liabilities	$ 181,403.10	$ 123,839.93
Stockholder's Equity		
Common Stock	$ 2,000.00	$ 500.00
Additional Paid In Capital (Note 2)	34,500.00	16,000.00
Retained Earnings	7,094.81	13,524.64
	43,594.81	30,024.64
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 224,997.91	$ 153,864.57

The accompanying notes are an
integral part of these financial statements

INVESTMENTS FOR YOU, INC.

STATEMENTS OF OPERATIONS
For the years ending September 30, 2020 and 2019

	2020	2019
REVENUE		
Commission income - Mutual Funds	$ 409,588.42	$ 356,297.59
Commission income - Mutual Fund Trails	575,275.60	483,965.55
Commission income - Variable Annuities	102,724.36	104,428.43
Other Misc. Commission income	3,279.34	1,428.84
Total Revenue	$ 1,090,867.72	$ 946,120.41
COST OF SALES		
Commissions	900,244.45	771,084.04
Total Cost of Sales	$ 900,244.45	$ 771,084.04
GROSS MARGIN	$ 190,623.27	$ 175,036.37
EXPENSES		
Postage	4,258.45	24.38
Broker/Dealer Licenses	5,560.53	5,487.89
Insurance	11,128.47	10,105.04
Medallion Signature Guarantee Cost	1,615.00	1,575.00
Disaster Recovery Computer Cost	40,830.45	34,192.00
Travel	7,193.32	5,080.22
Management Fees	59,702.86	56,496.45
Marketing & Website Development	10,732.98	4,629.77
Outside Services	42,467.00	45,545.12
Legal and Professional Fees	8,805.00	8,800.00
Training	893.43	855.00
Miscellaneous Office Expenses	2,967.23	1,243.60
State Franchise, Local, & CAT Tax	887.00	232.00
Total Expenses	$ 197,041.72	$ 174,266.47
PROFIT (LOSS) FROM OPERATIONS	$ (6,418.45)	$ 769.90
OTHER INCOME		
Interest Income	$ 72.62	$ 25.62
FEDERAL INCOME TAXES		
Less: Provision For Federal Income Taxes	$ 84.00	$ 1,142.00
NET INCOME	$ (6,429.83)	$ (346.48)
BASIC AND DILUTED EARNINGS (LOSS) PER SHARE	$ (32.15)	$ (6.93)

The accompanying notes are an
integral part of these financial statements

INVESTMENTS FOR YOU, INC.

========================

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

For the years ending September 30, 2020 and 2019

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
Balance as of September 30, 2018	$500.00	$16,000.00	$13,871.12	$30,371.12
Net Income (Loss)			($346.48)	($346.48)
Balance as of September 30, 2019	$500.00	$16,000.00	$13,524.64	$30,024.64
Stockholder Cash Contribution (Note 3)	$1,500.00	$18,500.00		$20,000.00
Net Income (Loss)			($6,429.83)	($6,429.83)
Balance as of September 30, 2020	$2,000.00	$34,500.00	$7,094.81	$43,594.81

The accompanying notes are an
an integral part of these financial statements

INVESTMENTS FOR YOU, INC.

STATEMENTS OF CASH FLOWS

For the years ending September 30, 2020 and 2019

	September 30, 2020	September 30, 2019
CASH FLOWS FROM OPERATING ACTIVITIES		
NET INCOME	$ (6,429.83)	$ (346.48)
(Increase) Decrease in:		
Commissions Receivable	(13,639.02)	9,365.74
Prepaid Regulatory Fees	86.25	(1,111.00)
Prepaid Expenses	1,908.38	781.35
Increase (Decrease) in:		
Accounts Payable	1,309.86	-
Management Fee Payable	(4,023.40)	537.98
Commissions Payable to Related Parties	52,120.13	12,512.77
Commissions Payable, Sales representatives, net	9,278.58	(8,283.76)
Accrued Corporate Income Taxes	(1,122.00)	-
NET CASH INCREASE (DECREASE) FROM:		
- OPERATING ACTIVITIES	$ 39,488.95	$ 13,456.60
- INVESTING AND FINANCIAL ACTIVITIES	$ 20,000.00	$ -
CASH AT THE BEGINNING OF THE PERIOD	64,141.12	50,684.52
CASH AT THE ENDING OF THE PERIOD	$ 123,630.07	$ 64,141.12

The accompanying notes are an
an integral part of these financial statements

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Investments For You, Inc. (the Company) is in the securities business selling shares of stock in investment companies, commonly referred to as mutual funds and variable annuities. The Company is required to meet the rules and regulations of the Securities and Exchange Commission, Financial Industry Regulatory Authority (FINRA), and the State of Ohio Division of Securities.

The Company was established on October 1, 1991 with a fiscal year end of September 30. The Company was approved by the National Association of Securities Dealers, Inc. on April 1, 1992 to conduct securities transactions.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Securities Transactions and Revenue Recognition

The Company receives commissions from the sale of securities. Commission revenue is recognized on the settlement date of the security sale. The Company utilizes the allowance method in accounting for commissions receivable. No allowance was recorded for the years ended September 30, 2020 and 2019 due to management's belief that all amounts are collectible.

Property and Equipment

Furniture, fixtures, and equipment are stated at cost. Depreciation is calculated under the straight-line method over five years. Repairs, which do not extend the life of equipment, are expensed when incurred.

Advertising Costs and Expensing

Advertising costs are expensed in the period in which the costs are incurred. The advertising costs for the years ended September 30, 2020 and 2019 was $10,728 and $4,255, respectively.

Recent Accounting Pronouncement

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) No. 2014-09, *Revenue from Contracts with Customers.* ASU 2014-09 clarifies the accounting principles for recognizing contract revenue between a vendor and a customer for the provision of goods and services. The update is effective for the Company's fiscal year ending September 30, 2020. Management is in the process of determining the effect of this change on its accounting and disclosure of revenue activity.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company is located in office space with the President and Company's sole shareholder's other business. The Company is obligated to pay 6% of gross commissions in the form of a management fee. This management fee will cover, but is not limited to, managing and maintaining all books and records of the Company, rent, telephones, and secretarial support. The management fee expense for the years ended September 30, 2020 and 2019 was $59,703 and $56,496, respectively. At September 30, 2020 and 2019, the company owed $1,201 and $5,054, respectively, to related party entity under common control of the Company's President and sole shareholder. Additionally, as of September 30, 2020 and 2019, the company owed $104,210 and $52,090, respectively to the President in the form of commissions on the sale of securities.

Commissions expense contains $266,753 and $228,480, respectively in 2020 and 2019, to the Company's owner

NOTE 3 - CAPITAL

The Company has 750 authorized shares of common stock, no-par value, with 50 shares issued and outstanding as of September 30, 2019.

During 2020, the sole shareholder contributed $20,000 cash to the Company, which has been reflected as $1,500 for an additional 150 shares issued and total of 200 outstanding shares as of September 30, 2020. The remainder of $18,500 has been reflected as Additional Paid in Capital.

NOTE 4 - INCOME TAXES

The provision for Federal income taxes consists of the following:

Year ending September 30, 2020	2019
$ 84.00	$ 1,142.00

NOTE 4 - INCOME TAXES (Continued)

Following is a reconciliation between book income and taxable income:

	Year ending September 30,	
	2020	2019
Net income (loss) before Federal income taxes (rounded)	($ 6,346.00)	$ 796.00
Non-deductible expenses for tax purposes	6,741.00	4,641.00
Taxable income	$ 395.00	$ 5,437.00
Tax Liability	$ 84.00	$ 1,142.00

The Company files a federal income tax return. The provision for income taxes included in the accompanying statements of operations was computed by applying statutory rates to income before taxes.

Deferred income taxes are recognized for the tax consequences in future years of temporary differences between the financial reporting and tax bases of assets and liabilities at each year-end based on enacted tax laws and statutory tax rates. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. As of September 30, 2020 and 2019, a valuation allowance was not recorded as no deferred tax assets were recognized. Income tax expense represents the taxes currently payable and the net change during the period in deferred tax assets and liabilities.

The Company accounts for uncertainty in income taxes in its financial statements as required by generally accepted accounting principles. The standard prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The standard also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition accounting. Management determined there were no material uncertain positions taken by the Company in its tax returns.

NOTE 5 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through November 18, 2020, the date of the Independent Registered Public Accounting Firm's Report, which is the date the financial statements were available to be issued. There have been no significant subsequent events.

NOTE 6 – CONTINGENCIES

During March 2020, the state and federal government issued stay at home and social distancing recommendations to combat the COVID-19 global pandemic. As a result, numerous local businesses were closed and employees were laid off. The Company has made operational modifications to comply with the above recommendations, but continues to offer its services as of the audit report date. There has not been a material disruption to operations that would constitute a going concern. The Company believes its current activity levels are enough to withstand the effects as of the pandemic through the following 12 months from the report date.

The Company is unable to project what other effects this pandemic will have beyond the current restrictions, however management and the stockholders have no intention of ceasing operations.

NOTE 7 – NET CAPITAL REQUIREMENTS

As a registered securities dealer, the Company is subject to SEC's Uniform Net Capital Rule 15c3-1, which requires that "Net Capital", as defined, shall be at least the greater of $5,000 or 6 2/3% of "Aggregate Indebtedness", as defined. Under the rule, the ratio of Aggregate Indebtedness to the Net Capital should not exceed 15 to 1. At September 30, 2020, the Company's "Net Capital" was $24,186.45 which exceeded the requirements by $12,092.85. The ratio of "Aggregate Indebtedness" to "Net Capital" was 9.53 to 1 at September 30, 2020.

SUPPLEMENTAL INFORMATION

Nick DiBartolomeo, CPA
Brian Schneider, CPA

HHH

Rick Dumas, CPA
James Peters, CPA

CPA GROUP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors
of Investments For You, Inc.
Marysville, Ohio

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Investments For You, Inc. and the SIPC, solely to assist you and SIPC in evaluating Investments For You, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended September 30, 2020. Investments For You, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2020 as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2020, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Lincoln Investments For You, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended September 30, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

1250 Old Henderson Road, Columbus, OH 43220 | Phone: (614) 451-4644 | Fax: (614) 451-3818 | www.hhhcpagroup.com

This report is intended solely for the information and use of Investments For You, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

HHH CPA Group, LLC

HHH CPA Group, LLC
Columbus, Ohio
November 18, 2020

INVESTMENTS FOR YOU, INC.

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL
AS INCLUDED IN PART IIA OF FORM X-17A-5
As of September 30, 2020 and 2019

	September 30, 2020	September 30, 2019
Total Assets	$ 224,997.91	$ 153,864.57
Total Liabilities	(181,403.10)	(123,839.93)
Net Worth	43,594.81	30,024.64
Increase (Decrease)		
Non-allowable assets	(19,408.36)	(17,022.74)
Haircuts on Securities	-	-
Audited Net Capital	$ 24,186.45	$ 13,001.90
Unaudited Net Capital Per Focus Report	24,186.45	13,001.90
Difference	$ -	$ -

INVESTMENTS FOR YOU, INC.

COMPUTATION OF NET CAPITAL
PER UNIFORM NET CAPITAL RULE 15C3-1
As of September 30, 2020

	September 30, 2020
Stockholder's equity	$ 43,594.81
Non-allowable assets	
Cash - Restricted	(200.00)
Prepaid Regulatory Fees	(1,464.06)
Prepaid Insurance	(5,159.19)
Receivable - 12b-1 fees	(12,585.11)
Total non-allowable assets	(19,408.36)
NET CAPITAL BEFORE HAIRCUTS ON SECURITY POSITIONS	$ 24,186.45
Haircuts on securities	-
Net Capital	$ 24,186.45
MINIMUM NET CAPTIAL REQUIREMENT - GREATER OF $5,000 OR 6 2/3% OF AGGREGATE INDEBTNESS OF $181,403.10	12,093.60
EXCESS NET CAPITAL	$ 12,092.85
NET CAPITAL LESS THE GREATER OF 120% OF THE MINIMUM NET CAPITAL REQUIREMENT ($6,000) or 10% OF AGGREGATE INDEBTEDNESS ($18,140.31)	$ 6,046.14
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	9.53 to 1
SCHEDULE OF AGGREGATE INDEBTEDNESS	
Accounts Payable	$ 1,309.86
Management Fee Payable	1,201.16
Commissions Payable to Related Parties	104,209.91
Commissions Payable, Sales representatives, net	74,580.17
Accrued Corporate Income Taxes	102.00
Total Aggregate Indebtedness	$ 181,403.10

COMPUTATION OF RESERVE REQUIREMENT UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

In accordance with the exemptive provisions of SEC Rule 15c3-3, specifically exemption k(1), the Company is exempt from the computation of a reserve requirement and the information relating to the possession or control requirements.

EXEMPTION REPORT DISCLOSURES

Nick DiBartolomeo, CPA
Brian Schneider, CPA

HHH

Rick Dumas, CPA
James Peters, CPA

CPA GROUP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Investments For You, Inc.
Marysville, Ohio

We have reviewed management's statements, included in the accompanying SEC Rule 15c3–3 Exemption Report, in which (1) Investments For You, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Investments For You, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (the "exemption provisions") and (2) Investments For You, Inc. stated that Investments For You, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Investments For You, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Investments For You, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

HHH CPA Group, LLC
HHH CPA Group, LLC
Columbus, Ohio
November 18, 2020

1250 Old Henderson Road, Columbus, OH 43220 | Phone: (614) 451-4644 | Fax: (614) 451-3818 | www.hhhcpagroup.com

EXEMPTION REPORT

Investments For You, Inc.(the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(1), and the Company met the exemption provisions throughout the year ended September 30, 2020 without exception.

I, Max C. Bingman, President of Investments For You, Inc., affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Dated: November 18, 2020

Max C. Bingman

Max C. Bingman, President